Exhibit 99.1

SIMCERE PHARMACEUTICAL GROUP REPORTS PRELIMINARY UNAUDITED THIRD QUARTER 2013 RESULTS

NANJING, CHINA, November 14, 2013— Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China, today reported preliminary unaudited financial results for the quarter ended September 30, 2013.

Highlights

Revenue from continuing operations for the third quarter of 2013 was RMB421.3 million (US$68.8 million), a decrease of 16.5% compared to RMB504.7 million for the same period in 2012. Revenue from continuing operations for the first nine months of 2013 was RMB1,408.2 million (US$230.1 million), a decrease of 3.8% from RMB1,463.8 million for the same period in 2012.

Gross margin from continuing operations for the third quarter of 2013 decreased to 76.0% compared to 84.2% for the same period in 2012. For the first nine months of 2013, gross margin decreased to 79.9% compared to 83.9% for the same period in 2012.

Operating loss from continuing operations was RMB125.5 million (US$20.5 million) for the third quarter of 2013, compared to operating income from continuing operations of RMB26.5 million for the same period in 2012. The operating loss was primarily due to the impairment charge for  goodwill and intangible assets along with the inventory write-down for the vaccine reporting unit in the third quarter of 2013.Operating loss from continuing operations was RMB73.2 million (US$12.0 million) for the first nine months of 2013, compared to operating income from continuing operations of RMB98.4 million for the same period in 2012.

Net income attributable to Simcere from continuing operations for the third quarter of 2013 was RMB167.0 million (US$27.3 million), an increase of 944.2% from RMB16.0 million for the same period in 2012, primarily due to the gain arising from the sale of equity interest in Kanda Biotech Holding Limited (“Kanda”), partially offset by the impairment charge of goodwill and intangible assets and inventory write-down. Net income attributable to Simcere from continuing operations for the first nine months of 2013 was RMB197.9 million (US$32.3 million), an increase of 220.3% from RMB61.8 million for the same period in 2012.

Net income attributable to Simcere was RMB384.1 million (US$62.8 million) for the third quarter of 2013, a significant increase from RMB22.2 million for the same period in 2012, primarily due to the gain arising from the sale of equity interest in Kanda and Jilin Boda Pharmaceutical Co., Ltd. (“Boda”), partially offset by the impairment charge for goodwill and intangible assets and inventory write-down. Net income attributable to Simcere was RMB436.8 million (US$71.4 million) for the first nine months of 2013, an increase of 461.7% from RMB77.8 million for the same period in 2012.

In July 2013, the Company sold its approximately 99.99% equity interest in Boda to Zhuhai Rongding Equity Investment Partnership L.P. for a total cash consideration of RMB400.0 million (US$65.4 million). Boda was the manufacturer of Yidasheng.  In accordance with U.S. GAAP, Boda’s operating results and the gain from the disposal are presented as discontinued operations. The preliminary unaudited condensed consolidated statements of income have been retrospectively modified to distinguish between continuing operations and discontinued operations.

In July 2013, the Company sold all its equity interest in Kanda which holds Shanghai Celgen Bio-Pharmaceutical Co., Ltd. (“Celgen”) and other assets to Devont Asset Management Limited for a total cash consideration of RMB302.0 million (US$49.3 million). The company realized RMB233.8 million (US$38.2 million) gain from the sale, which has been reflected in earnings (losses) from continuing operations before income taxes of the consolidated statement of income.

Management of the Company performed impairment testing for the goodwill and intangible assets of the vaccines reporting unit as of September 30, 2013 as triggered by the expectation that the Company may not realize production and sales of influenza vaccines in 2013 as previously planned. Based on the revised expectation, management reassessed the present operating status and future expectation of the Company in the vaccine industry and revised its sales forecast, leading to an impairment loss of RMB106.4 million (US$17.4 million) for goodwill and RMB19.0 million (US$3.1 million) for the intangible assets. The impairment loss has been reflected in income (losses) from operations of the consolidated statement of income. In the meantime, RMB 26.1 million (US$ 4.3 million) of inventory write-down has been provided in the third quarter of 2013.

Mr. Hongquan Liu, Executive Director and Chief Executive Officer of Simcere Pharmaceutical Group said: “In the third quarter, we completed the sale of our equity interest in Boda and Kanda, which is consistent with our future business strategy, enabling us to focus more effectively on our core business. While third quarter sales declined due to the impact of price policy and issues related to EDL tendering, we were pleased to see that our cost control measures are proving effectual.”

2013 Third Quarter Financial Results

Revenue from continuing operations for the third quarter of 2013 was RMB421.3 million (US$68.8 million), a decrease of 16.5% compared to RMB504.7 million for the same period in 2012. Revenue from continuing operations for the first nine months of 2013 was RMB1,408.2 million (US$230.1 million), a decrease of 3.8% from RMB1,463.8 million for the same period in 2012.

The tables below set forth the Company’s top 10 products, excluding Yidasheng which was manufactured by Boda, a subsidiary disposed of by the Company, by revenue for the three months ended September 30, 2013 and the nine months ended September 30, 2013:

In Thousands

		Three months ended September 30, 2013			Three months ended September 30, 2012
				% of total		% of total
Products	Therapeutic Area	RMB	USD	revenue	RMB	revenue	Change
Bicun	Neuroscience	115,324	18,844	27.4%	160,537	31.8%	(28.2)%
Endu	Oncology	75,854	12,394	18.0%	70,519	14.0%	7.6%
Yintaiqing	Inflammation	42,944	7,017	10.2%	52,123	10.3%	(17.6)%
Sinofuan	Oncology	34,836	5,692	8.3%	40,667	8.1%	(14.3)%
Biqi	Gastroenterology	24,820	4,056	5.9%	17,900	3.5%	38.7%
Jiebaishu	Oncology	21,187	3,462	5.0%	19,047	3.8%	11.2%
Zailin	Infectious Disease	15,017	2,454	3.6%	53,999	10.7%	(72.2)%
Faneng	Anti-Osteoporosis	13,033	2,130	3.1%	11,564	2.3%	12.7%
Anxin	Infectious Disease	12,191	1,992	2.9%	15,385	3.0%	(20.8)%
Iremod	Inflammation	11,966	1,955	2.8%	7,170	1.4%	66.9%
Others		54,129	8,844	12.8%	55,804	11.1%	(3.0)%

Total		421,301	68,840	100.0%	504,715	100.0%	(16.5)%

		Nine months ended September 30, 2013			Nine months ended September 30, 2012
				% of total		% of total
Products	Therapeutic Area	RMB	USD	revenue	RMB	revenue	Change
Bicun	Neuroscience	365,893	59,786	26.0%	448,552	30.6%	(18.4)%
Endu	Oncology	244,404	39,935	17.4%	193,647	13.2%	26.2%
Yintaiqing	Inflammation	136,517	22,307	9.7%	129,198	8.8%	5.7%
Zailin	Infectious Disease	120,312	19,659	8.5%	175,661	12.0%	(31.5)%
Sinofuan	Oncology	113,266	18,508	8.0%	121,640	8.3%	(6.9)%
Biqi	Gastroenterology	76,413	12,486	5.4%	66,620	4.6%	14.7%
Jiebaishu	Oncology	57,257	9,356	4.1%	53,781	3.7%	6.5%
Anxin	Infectious Disease	41,325	6,752	2.9%	45,674	3.1%	(9.5)%
Faneng	Anti-Osteoporosis	39,026	6,377	2.8%	29,210	2.0%	33.6%
Anqi	Antibacterial	29,098	4,755	2.1%	40,422	2.8%	(28.0)%
Others		184,736	30,185	13.1%	159,363	10.9%	15.9%

Total		1,408,247	230,106	100.0%	1,463,768	100.0%	(3.8)%

Gross margin from continuing operations for the third quarter of 2013 decreased to 76.0% compared to 84.2% for the same period in 2012. The decrease was mainly due to the inventory write-down for the influenza vaccine reporting unit and the drop in sales of products with higher gross margins as a percentage of total sales. Gross margin excluding the impact of inventory write-down was 82.2% in the third quarter of 2013. For the first nine months of 2013, gross margin decreased to 79.9% compared to 83.9% for the same period in 2012.

Research and development expenses from continuing operations for the third quarter of 2013 totaled RMB47.5 million (US$7.8 million) which represented a decrease of 26.5% from RMB64.7 million for the same period in 2012. The decrease occurred as the Company completed development of its influenza vaccine and began commercial manufacturing. As a percentage of revenue from continuing operations, research and development expenses from continuing operations decreased to 11.3% for the third quarter of 2013 from 12.8% for the same period in 2012. For the first nine months of 2013, research and development expenses from continuing operations totaled RMB136.8 million (US$22.4 million), compared to RMB166.0 million for the same period in 2012.

Sales, marketing and distribution expenses from continuing operations for the third quarter of 2013 were RMB206.8 million (US$33.8 million), which represented a decrease of 31.1% from RMB300.2 million for the same period in 2012.The decrease was the result of a drop in travelling and conference expenses and promotional expenses. As a percentage of total revenue from continuing operations, sales, marketing and distribution expenses from continuing operations decreased to 49.1% for the third quarter of 2013 from 59.5% for the same period in 2012. For the first nine months of 2013, sales, marketing and distribution expenses from continuing operations were RMB743.1 million (US$121.4 million), which represented a decrease of 10.9% from RMB834.4 million for the same period in 2012.

General and administrative expenses from continuing operations were RMB66.1 million (US$10.8 million) for the third quarter of 2013, which represented an increase of 13.6% from RMB58.2 million for the same period in 2012. The increase was primarily due to legal and professional fees incurred during the Company’s going-private process and the share-based compensation expenses as noted in the paragraph below. As a percentage of revenue from continuing operations, general and administrative expenses increased to 15.7% for the third quarter of 2013 from 11.5% for the same period in 2012. For the first nine months of 2013, general and administrative expenses from continuing operations were RMB192.7 million (US$31.5 million), which represented an increase of 13.0% from RMB170.4 million for the same period in 2012.

Share-based compensation expenses, which were allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work that the relevant employee was assigned to perform, totaled RMB8.9 million (US$1.5 million) for the third quarter of 2013. Share-based compensation expenses for the third quarter of 2012 were RMB3.9 million. For the first nine months of 2013, share-based compensation expenses totaled RMB27.1 million (US$4.4 million), which represented an increase of 159.1% from RMB10.5 million for the same period in 2012. The increase was primarily due to restricted shares granted to our management in the second half of 2012.

Operating loss from continuing operations was RMB125.5 million (US$20.5 million) for the third quarter of 2013, compared to operating  income from continuing operations of RMB26.5 million for the same period in 2012.  The unfavorable result was due to the impairment charge for the goodwill and intangible assets of the influenza vaccine reporting unit along with the inventory write-down for influenza vaccines in the third quarter of 2013. Operating loss from continuing operations was RMB73.2 million (US$12.0 million) for the first nine months of 2013, compared to operating income from continuing operations of  RMB98.4 million for the same period in 2012.

Income tax benefit from continuing operations for the third quarter of 2013 was RMB5.8 million (US$0.9 million), compared to income tax expense of RMB3.2 million for the third quarter in 2012. The income tax benefit in the third quarter of 2013 was due to tax losses of the Company’s PRC subsidiaries. For the first nine months of 2013, income tax benefit from continuing operations was RMB10.6 million (US$ 1.7million), compared to income tax expense of RMB 5.9 million for the same period in 2012.  This was primarily due to the reversal of an unrecognized tax benefit and related accrued cumulative interest as a result of a lapse of the statute of limitations in accordance to the PRC Tax Administration and Collection Law in the second quarter.

Income from discontinued operations, net of tax, was RMB217.1 million (US$35.5 million) and RMB6.2 million for the third quarter of 2013 and 2012, respectively. The favorable result was mainly due to gain realized from the disposal of Boda. For the first nine months of 2013, income from discontinued operations, net of tax, was RMB238.9 million (US$39.0 million), a significant increase from RMB16.0 million for the same period in 2012.

Net income attributable to Simcere was RMB384.1 million (US$62.8 million) for the third quarter of 2013, which consists of net income attributable to Simcere from continuing operations of RMB167.0 million (US$27.3 million) and net income attributable to Simcere from discontinued operations of RMB217.1 million (US$35.5 million). Net income attributable to Simcere from continuing operations for the third quarter of 2013 increased by 944.2% from RMB16.0 million for the same period in 2012, primarily due to gain arising from the sale of equity interest in Kanda Biotech, partially offset by the impairment charge of goodwill and intangible assets. For the first nine months of 2013, net income attributable to Simcere was RMB436.8 million (US$71.4 million) which consists of net income attributable to Simcere from continuing operations of RMB197.9 million (US$32.3 million) and net income attributable to Simcere from discontinued operations of RMB238.9 million (US$39.0 million). For the first nine months of 2012, net income attributable to Simcere was RMB77.8 million which consists of net income attributable to Simcere from continuing operations of RMB61.8 million and net income attributable to Simcere from discontinued operations of RMB16.0 million.

Basic and diluted earnings per American Depository Share (“ADS”) from continuing operations for the third quarter of 2013 were RMB3.16 (US$0.52) and RMB3.11 (US$0.51), respectively. Basic and diluted earnings per ADS from continuing operations for the first nine months of 2013 were RMB3.76 (US$0.61) and RMB3.70 (US$0.60), respectively. Basic and diluted earnings per ADS from discontinued operations for the third quarter of 2013 were RMB4.12 (US$0.67) and RMB4.04 (US$0.66), respectively. Basic and diluted earnings per ADS from discontinued operations for the first nine months of 2013 were RMB4.54 (US$0.74) and RMB4.47 (US$0.73), respectively. One ADS represents two ordinary shares of the Company.

As of September 30, 2013, the Company had cash and restricted cash of RMB871.8 million (US$142.5 million), compared to RMB201.6 million as of December 31, 2012. The increase was primarily due to cash consideration received from the sale of equity interest in Kanda Biotech and Boda.

Financial Information

The preliminary unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP. This preliminary financial information is not intended to fully comply with U.S. GAAP because it does not present all of the financial information and disclosures required by U.S. GAAP.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call

Simcere Pharmaceutical Group will host a conference call to discuss the Company’s results for the third quarter of 2013 on Thursday, November 14, at 8:00 a.m. Eastern Time (Thursday, November 14 at 9:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the results for the third quarter of 2013 and to answer questions.

To access the conference call, please dial:

International toll:	+65.6723.9381
United States toll-free:	+1.866.519.4004
United States toll:	+1.845.6750.437
China Domestic toll:	800.819.0121
China Domestic mobile toll:	400.620.8038
Hong Kong toll:	+852.2475.0994

Please ask to be connected to Q3 2013 Simcere Pharmaceutical Group Earnings Conference Call and provide the following pass code: 94745140.

Simcere will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the company’s web site at www.simcere.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1.855.452.5696
United States toll:	+1.646.254.3697

The pass code for replay participants is 94745140. The telephone replay also will be archived on the “Investor Relations” section of the company’s web site for seven days following the earnings announcement.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (NYSE: SCR, Simcere) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:

Email: ir@simcere.com

In Nanjing:	In the United States:
Vivien Liang	Cindy Zheng
Simcere Pharmaceutical Group	Brunswick Group
Tel: 86-25-8556-6666*8857	Tel: 1-212-333-3810

In Beijing:
Yue Yu
Brunswick Group
Tel: 86-10-5960-8600

SIMCERE PHARMACEUTICAL GROUP

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended September 30,			Nine months ended September 30,
	2012	2013	2013	2012	2013	2013
	RMB	RMB	USD	RMB	RMB	USD
Product revenue	504,715	421,301	68,840	1,463,768	1,408,247	230,106
Total revenue	504,715	421,301	68,840	1,463,768	1,408,247	230,106
Cost of materials and production	(79,933)	(101,068)	(16,514)	(234,940)	(283,458)	(46,317)
Gross profit	424,782	320,233	52,326	1,228,828	1,124,789	183,789

Operating expenses and other operating income:
Research and development	(64,673)	(47,520)	(7,765)	(165,956)	(136,818)	(22,356)
Sales, marketing and distribution	(300,208)	(206,766)	(33,785)	(834,424)	(743,135)	(121,427)
General and administrative	(58,217)	(66,128)	(10,805)	(170,446)	(192,682)	(31,484)
Impairment on goodwill and intangible assets *	—	(125,365)	(20,485)	—	(125,365)	(20,485)
Gain arising from loss of control of a subsidiary	24,789	—	—	24,789	—	—
Other operating income	—	—	—	15,650	—	—
Income (losses) from operations	26,473	(125,546)	(20,514)	98,441	(73,211)	(11,963)

Interest income	757	6,746	1,102	2,715	8,591	1,404
Interest expense	(15,466)	(12,024)	(1,965)	(52,357)	(35,731)	(5,838)
Foreign currency exchange losses	(239)	(1,162)	(190)	(842)	(1,538)	(251)
Other income	3,996	1,318	215	8,185	6,029	985
Gain arising from disposal of affiliated companies	—	233,773	38,199	—	233,773	38,198
Equity in losses of equity method affiliated companies	(5,994)	(8,705)	(1,422)	(10,921)	(31,831)	(5,201)
Earnings from continuing operations before income taxes	9,527	94,400	15,425	45,221	106,082	17,334

Income tax (expenses) benefits	(3,207)	5,776	944	(5,945)	10,595	1,731
Net Income from continuing operations	6,320	100,176	16,369	39,276	116,677	19,065

Earnings from discontinued operations before income taxes	6,409	232,192	37,940	16,371	257,727	42,112

Income tax expenses	(238)	(15,062)	(2,461)	(393)	(18,825)	(3,076)
Income from discontinued operations, net of tax	6,171	217,130	35,479	15,978	238,902	39,036
Net Income	12,491	317,306	51,848	55,254	355,579	58,101
Net loss attributable to the non-controlling interests	9,669	66,783	10,912	22,503	81,197	13,268
Net income attributable to Simcere Pharmaceutical Group shareholders	22,160	384,089	62,760	77,757	436,776	71,369

Net income attributable to Simcere Pharmaceutical Group shareholder from continuing operations	15,989	166,960	27,281	61,780	197,877	32,333
Net income attributable to Simcere Pharmaceutical Group shareholder from discontinued operations	6,171	217,129	35,479	15,977	238,899	39,036
Earnings per share attributable to Simcere from continuing operations:
Basic	0.15	1.58	0.26	0.57	1.88	0.31
Diluted	0.15	1.55	0.25	0.57	1.85	0.30

Earnings per share attributable to Simcere from discontinued operations:
Basic	0.06	2.06	0.34	0.15	2.27	0.37
Diluted	0.06	2.02	0.33	0.15	2.23	0.36

Earnings per ADS attributable to Simcere from continuing operations:
Basic	0.30	3.16	0.52	1.15	3.76	0.61
Diluted	0.30	3.11	0.51	1.15	3.70	0.60

Earnings per ADS attributable to Simcere from discontinued operations:
Basic	0.12	4.12	0.67	0.30	4.54	0.74
Diluted	0.12	4.04	0.66	0.30	4.47	0.73

Weighted average number of ordinary shares:
Basic	106,517,423	105,525,617	105,525,617	107,592,694	105,332,033	105,332,033
Diluted	106,693,034	107,474,892	107,474,892	107,822,027	106,985,425	106,985,425

* Impairment of goodwill and intangible assets is subject to the completion of the valuation work and may be adjusted.

SIMCERE PHARMACEUTICAL GROUP

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	September 30,	September 30,
	2012	2013	2013
	RMB	RMB	USD
Assets
Current assets
Cash and pledged bank deposits	201,556	871,832	142,456
Held-to-maturity securities	—	564,000	92,157
Assets held for sale	90,550	—	—
Bills receivable	679,630	367,130	59,989
Accounts receivable, net	413,481	475,229	77,652
Inventories	120,932	108,973	17,806
Other current assets	237,248	311,854	50,956
Total current assets	1,743,397	2,699,018	441,016
Property, plant and equipment, net	853,546	765,847	125,138
Land use rights	128,220	117,553	19,208
Goodwill and intangible assets, net	519,334	295,741	48,324
Investment in equity method investments	56,785	28,238	4,614
Other non-current assets	71,381	124,342	20,317
Total assets	3,372,663	4,030,739	658,617
Liabilities
Current liabilities
Short-term borrowings	675,779	720,520	117,732
Accounts payable	47,136	42,748	6,985
Bills payable	15,000	15,000	2,451
Other payables and accrued liabilities	471,603	560,870	91,645
Total current liabilities	1,209,518	1,339,138	218,813
Long-term borrowings	2,000	186,440	30,464
Deferred tax liabilities	56,120	35,315	5,771
Other liabilities	32,657	21,195	3,463
Total liabilities	1,300,295	1,582,088	258,511
Shareholders’ equity
Simcere shareholders’ equity
Ordinary shares at par	8,258	8,288	1,354
Additional paid-in capital	853,551	880,720	143,909
Accumulated other comprehensive loss	(104,147)	(104,347)	(17,050)
Retained earnings	1,254,464	1,691,240	276,346
Total equity attributable to Simcere	2,012,126	2,475,901	404,559
Non-controlling interest	60,242	(27,250)	(4,453)
Total shareholders’ equity	2,072,368	2,448,651	400,106
Commitments and contingencies
Total liabilities and shareholders’ equity	3,372,663	4,030,739	658,617

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.1200 on September 30, 2013 as set forth in the H. 10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.